Mass Megawatts Wind Power, Inc.

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

To:

United States Securities and Exchange Commission

Washington, D.C. 20549

From:

Jonathan Ricker

Chief Executive Officer

100 Boston Turnpike, Ste J9B#290

Shrewsbury, MA 01545

Email: jonricker@aol.com or jonricker@massmegawatts.com

Re:

Mass Megawatts Wind Power, Inc.

Form 1-A-W/A

Withdrawal of Form 1-A pre-effective Amendment filed on February 21, 2023 and withdrawal of Form 1-A-W filed on February 24,2023.

Filed July 25, 2022

File No. 024-11949

Qualified on September 8, 2022

To whom it may concern,

1) Please withdraw the pre-effective amendment filed on February 21,2023.

2) Additionally, please withdraw the Form 1-A-W filed on February 24,2023.

3) Thirdly, please proceed with the post-effective amendment of Form 1-A filed on February 24,2023.

Sincerely,

/S/ Jonathan Ricker

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.